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                                                      Exhibit (a)(10)


                                          FOR IMMEDIATE RELEASE


Financial Contact:     Marilyn Lattin
                       Director, Investor Relations
                       (415) 933-5070

Media Contact:         Jennifer Rothert Piercey
                       Manager, Public Relations
                       (415) 933-2019


                 SILICON GRAPHICS ANNOUNCES EXTENSION
                OF TENDER OFFER FOR CRAY RESEARCH, INC.


MOUNTAIN VIEW, Calif. (March 27, 1996)--Silicon Graphics, Inc. (NYSE:SGI) today announced that it has extended to 5:00 p.m., New York City time, on Tuesday, April 2, 1996, the expiration of its tender offer to purchase 19,218,735 shares of common stock of Cray Research, Inc. (NYSE:CYR) for $30.00 per share. The tender offer was originally scheduled to expire today at 12:00 midnight, New York City time.

At the close of business today, 21,331,369 shares had been tendered and not withdrawn from the offer or were subject to guaranteed delivery arrangements and all other conditions to closing were satisfied. Silicon Graphics expects to close the tender offer when it expires on April 2, 1996.

Silicon Graphics, Inc. is a leading manufacturer of high-performance and commercial computing systems. The company delivers interactive three dimensional graphics, digital media and symmetric multiprocessing supercomputing technologies to technical and commercial environments through direct and indirect sales channels. Its subsidiary, MIPS Technologies, Inc. designs and licenses the industry's leading RISC processor technology for the computer systems, interactive consumer and embedded control markets. Silicon Graphics, Inc. has offices worldwide and headquarters in Mountain View, California.

Silicon Graphics and the Silicon Graphics logo are registered trademarks of Silicon Graphics, Inc. MIPS and RISC are registered trademarks of MIPS Technologies, Inc.

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